EXHIBIT 99.1

Cellectis Hosts R&D Day Today Showcasing Pipeline Progress and Long-Term Value Drivers

  Event features full Phase 1 data and pivotal Phase 2 strategy for lasme-cel (UCART22) in r/r B-ALL

NEW YORK, Oct. 16, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today hosts a R&D Day in New York City. The Company’s leadership team and key opinion leaders will present the full Phase 1 dataset and outline the pivotal Phase 2 trial design and commercial opportunity for lasme-cel in r/r B-ALL.

Details of the Event:

  Date: Today, October 16, 2025
  Time: 08:30 – 10:30 a.m. ET
  Format: In-person and live webcast
  Webcast: Join live via https://us06web.zoom.us/j/84630848404

A replay will be available after the event on the Cellectis website

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish. Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement

The Cellectis’ R&D Investor Day presentation and the accompanying discussions contain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “designed to,” “anticipate,” “can,” “could,” “expected,” “on track,” “plan,” “potential,” “positioned,” “scheduled,” "should," and “will,” "would," or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements regarding the market opportunities with respect to lasme-cel (and the assumptions on which such determinations are based, including with respect to addressable populations and potential pricing), the potential of the Company’s Phase 2 trials to be registrational phases (including, without limitation, the BALLI-01 Phase 2 trial), the advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the anticipated timing of our presentation of data, the regulatory steps, and submission of regulatory filings (including, without limitation, the date of BLA filing), the sufficiency of cash to fund operations, the potential benefit of our product candidates and technologies, and the financial position of Cellectis. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the significant risks associated with biopharmaceutical product candidate development. Among these are significant risks that the BALLI-01 Phase 1 data may not be validated by data from later stage of clinical trials and that our product candidate may not receive regulatory approval for commercialization. Particular caution should be exercised when interpreting results from Phase 1 studies and results relating to a small number of patients—such results should not be viewed as predictive of future results. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2024 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

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